INFINITY ENERGY RESOURCES, INC.

11900 College Blvd., Suite 310

Overland Park, KS 66210

August 12, 2015

BY EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Energy Resources, Inc.
Form 10-K
Filed February 4, 2015
File No. 000-17204

Dear Mr. Schwall:

Infinity Energy Resources, Inc. (the “Company”) has reviewed your July 15, 2915 comment letter (the “Comment Letter”) regarding the Form 10-K (the “10-K”) it filed on February 4, 2015. This is a response to the second item in the Comment Letter relating to the Exhibits in the Form 10-K and supplements the Company’s letter to you dated July 30, 2015.

For your convenience, the Company has provided its responses below in a question and answer format. Your original comment is provided below in bold text, followed by its response.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

1. We note that you have outstanding convertible notes. Revise your beneficial ownership table to reflect the conversion of any notes convertible within 60 days. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1).

Please refer to the Company’s letter to the SEC Staff dated July 30, 2015.

Exhibits

2. Please file all instruments defining the rights of security holders required by Item 601(b)(4) of Regulation S-K. Such items should include, among other things, the promissory and convertible notes issued during the year ended December 31, 2014.

In response to the Staff’s comment, the Company supplementally advises the Staff that has filed Amendment No.1 to the Form 10-K/A including Exhibits 10.56, 10.57, 10.58, 10.59 and 10.60 to provide instruments defining the rights of security holders required by Item 601(b)(4) of Regulation S-K, including the promissory notes and convertible promissory notes and related common stock purchase warrants issued during the year ending December 31, 2014.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any comments or questions at (602) 370-0150.

Sincerely,

/s/ Christian J. Hoffmann, III
Christian J. Hoffmann III
Securities Counsel
Infinity Energy Resources, Inc.

cc:	Stanton E. Ross
Daniel F. Hutchins